VIVAKOR, INC.

433 Lawndale Drive

South Salt Lake City, UT 84115

February 11, 2022

Karina Dorin

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vivakor, Inc.
Amendment No. 10 to Registration Statement on Form S-1
Filed February 10, 2022
File No. 333-250011

Dear Ms. Dorin:

By letter dated February 10, 2022, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Vivakor, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 10 to Registration Statement on Form S-1 filed on February 10, 2022. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 10 to Registration Statement on Form S-1

Cover Page

1.	We note your revised disclosure in response to prior comment 1 continues to state that the bona fide estimate of the range of the maximum offering price is from $4.50 to $6.50 and the number of securities offered is 1,454,545 (after giving effect to the Reverse Stock Split), "assuming an offering price of $5.50, the midpoint of such bona fide estimated price range." Please revise to clearly set forth the number of shares you are offering as required by Item 501(b)(2) of Regulation S-K. Refer to Securities Act Rules Compliance and Disclosure Interpretations 227.02 for guidance.

Response: In speaking with the Staff on February 10, 2022, we clarified that registration statement registers up to $8,000,000 (up to $9,200,000 if over-allotment option is exercised) and, as such, both the per share offering price and the number of shares are subject to change. As disclosed in the registration statement, we anticipate that the public offering price will be between $4.50 and $6.50 per share, and that we are offering 1,454,545 shares of common stock at an assumed public offering price of $5.50 per share, which is the midpoint of the price range set forth on the cover page.

Underwriting, page 70

2.	We note you have revised your prospectus cover page to remove disclosure that this is a firm commitment offering. Please revise your disclosure here to clarify, if true, that the underwriter is or will be committed to purchase all the shares of common stock in the offering if any are purchased, other than those covered by the option to purchase additional shares pursuant to the over-allotment option. Refer to Item 508 of Regulation S-K.

Response: In response to the Staff’s comments, we have revised our disclosure on page 70 to indicate that the underwriters are committed to purchase all the shares of common stock offered by us in the offering, if any are purchased, other than those covered by the option to purchase additional shares pursuant to the over-allotment option.

3.	We note your disclosure on page 72 that you have agreed to issue to the representative warrants to purchase a number of your shares of common stock equal to an aggregate of 5% of the shares of common stock sold in this offering (excluding any shares sold for over-allotments). However, this does not appear to be consistent with Section 1.3.1 of the form of underwriting agreement, which provides that the representative's warrants would provide for the purchase of 5% of the Firm Shares and Option Shares. Similarly, we note that the legality opinion refers to up to 10,909 shares of common stock underlying additional representative’s warrants that may be issued pursuant to the over-allotment option. Please revise or advise.

Response: In response to the Staff’s comments, we have revised our disclosure on page 72 to indicate that we have agreed to issue to the representative warrants to purchase a number of our shares of common stock equal to an aggregate of 5% of the shares of common stock sold in the offering, including any shares sold for over-allotments.

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Consolidated Balance Sheets, page F-2

4.	We note you provide a pro forma column to include the proceeds of this offering. To the extent this offering is not a firm commitment offering, please revise to present pro forma balance sheet, pro forma earnings per share and pro forma as adjusted column in Capitalization table on page 27, giving effect only to the conversion of preferred stock and excluding effects of proposed offering or advise. If this is a firm commitment offering, please revise Note 3 to clearly state that pro forma includes the proceeds of a firm commitment offering from your underwriter. Refer to Rule 170 of Securities Act of 1933.

Response: In response to the Staff’s comments, we have revised Note 3 to include the following statement: “Separate pro forma earnings per share information has been prepared in the statements of operations for the three and nine months ended September 30, 2021 and 2020, giving effect to the proceeds of a firm commitment underwritten offering of the Company’s common stock and the conversion of certain preferred stock in conjunction with such offering”.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Matthew Nicosia

Matthew Nicosia

Chief Executive Officer

Vivakor, Inc.

433 Lawndale Drive

South Salt Lake City, UT 84115

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